UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

FUELCELL ENERGY, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-14204	06-0853042
(State or Other Jurisdiction of	(Commission	(I.R.S. Employer
Incorporation or organization)	File Number)	Identification No.)

3 Great Pasture Road, Danbury, Connecticut	06813
(Address of Principal Executive Offices)	( Zip Code)

Michael S. Bishop (203)825-6000

(Name and telephone number, including area code, of the

person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2013.

Item 1.01 Conflict Minerals Disclosure and Report

FuelCell Energy, Inc. (the “Company”) performed a reasonable country of origin inquiry (RCOI) with its suppliers. The RCOI included inquiring the Company’s suppliers as to whether any conflict minerals are used or not used in materials procured by the Company, whether any conflict minerals are obtained solely from recycled or scrap materials and whether the minerals are obtained from the Democratic Republic of Congo or an adjoining country (a “covered country”). The fuel cell power plants sold by the Company consist of fuel cell modules and remaining balance of plant. The fuel cell modules do not utilize conflict minerals as defined by the Securities and Exchange Commission. Certain components of the balance of plant utilize some industrial metals that are defined by the Securities and Exchange Commission as conflict minerals. Based upon its RCOI, the Company has no reason to believe that it utilizes conflict minerals originating from a covered country.

The information discussed above is also available at www.fuelcellenergy.com. The website and the information accessible through it are not incorporated into this specialized disclosure report.

Item 2.01 Exhibits

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FUELCELL ENERGY, INC.

Date: June 2, 2014	By:	/s/ Michael S. Bishop
Michael S. Bishop
Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary